UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: **March 8, 2004**

FINANCIAL FEDERAL CORPORATION

(Exact name of Registrant as specified in its charter)

Nevada	**1-12006**	**88-0244792**
(State of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

733 Third Avenue, New York, New York 10017
(Address of principal executive offices)
(Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

Item 7. <u>FINANCIAL STATEMENTS AND EXHIBITS</u>

(C) Exhibits:

99.1   Press Release of Financial Federal Corporation (the "Registrant") dated March 8, 2004 announcing earnings for the second quarter ended January 31, 2004 (furnished, and not filed herewith, solely pursuant to Item 12).

Item 12. <u>DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION</u>

On March 8, 2004, the Registrant reported its results of operations for its fiscal quarter ended January 31, 2004. A copy of the press release issued by the Registrant reporting these results is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information contained herein and in the accompanying exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

In addition to reporting financial results in accordance with generally accepted accounting principles ("GAAP"), the Registrant provides net earnings and diluted earnings per share for the first half of fiscal 2003 excluding a $1.1 million after-tax loss on the redemption of the Registrant's convertible debt. These measures are not in accordance with GAAP. The Registrant's management believes these amounts are useful to investors in comparing the Registrant's operating performance for fiscal 2004 to fiscal 2003. The excluded loss was a result of the Registrant calling its 4.5% convertible subordinated notes for redemption. The notes were called to eliminate their dilutive effect. This was a non-recurring event.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of Financial Federal Corporation (the "Registrant") dated March 8, 2004 announcing earnings for the fiscal quarter ended January 31, 2004 (furnished, and not filed, herewith solely pursuant to Item 12).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
        Senior Vice President and
        Chief Financial Officer (Principal
        Financial Officer)

March 10, 2004
(Date)